Filed by SWVA Bancshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: SWVA Bancshares, Inc.
                                                    Commission File No.: 0-24674


On August 8, 2000, FNB Corporation, a Virginia corporation, and SWVA Bancshares,
    Inc., a Virginia corporation, jointly issued the following press release:

*FOR IMMEDIATE RELEASE*


                    FNB CORPORATION AND SWVA BANCSHARES, INC.
                              ANNOUNCE AFFILIATION


         FNB Corporation (NASDAQ: FNBP), parent company of First National Bank, headquartered in Christiansburg, Virginia and SWVA Bancshares, Inc. (NASDAQ:
SWVB.OB), parent company of Southwest Virginia Savings Bank, FSB headquartered in Roanoke, Virginia jointly announced today that they have entered into an agreement to merge SWVA Bancshares, Inc. ("SWVA") into FNB Corporation ("FNB").

         This is FNB's second affiliation announcement in the past month. On July 11, 2000, FNB announced an agreement to acquire CNB Holdings, Inc. ("CNB"), Pulaski, Virginia.

         Under the terms of the agreement, shareholders of SWVA will receive consideration valued at $20.25 for each share of SWVA common stock, in the form of cash, stock of FNB, or a combination of cash and stock at each SWVA shareholder's election. The cash portion of the consideration, however, will be limited to 20% of the total consideration paid. For those SWVA shares which are converted into FNB shares, the number of FNB shares issued will be determined by dividing $20.25 by the average closing price of FNB shares for the 30 trading days ending 10 days prior to closing, but in no case will FNB be required to issue more than 1.324 shares or will

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SWVA be required to accept less than 1.083  shares for each share of SWVA stock.
The transaction will be structured as a tax-free reorganization to the extent of the shares exchanged and accounted for under the purchase method of accounting. It is expected to be accretive to FNB's earnings per share after the first year of operations.

         Both First National Bank and Southwest Virginia Savings Bank, FSB will continue operating under their respective managements with their current names as wholly-owned subsidiaries of FNB. Each bank will be managed by its own board of directors and each bank's customers will see no change in day-to-day operations.

         SWVA was formed in 1994 in connection with the conversion of Southwest Virginia Savings Bank, FSB which was originally chartered in 1927. The savings bank has five full-service offices and one loan production office in the greater Roanoke area. As of March 31, 2000, SWVA had total assets of $83 million and deposits of $65 million. For the nine months ended March 31, 2000, the company had earned $329 thousand, a 27% increase over the same period in 1999.

         Kendall Clay, Chairman of the Board of Directors of FNB and J. Daniel Hardy, Jr., President and CEO of FNB, said of the affiliation, "The addition of Southwest Virginia Savings Bank, FSB to the FNB super community banking family will strengthen FNB's presence in the Roanoke Valley and along the I-81 corridor. This affiliation will further add to our desire to create a strong community-based financial services company that is committed to the highest level of customer service and maximizes shareholder value. Once both transactions are completed, FNB will have over $650 million in assets and capital of $60 million."

         Bill L. Rakes, Chairman of the Board of SWVA and Don W. Shilling, President and CEO of SWVA said, "We have followed the success of FNB over the years and believe that its banking philosophy fits extremely well with the strong community commitment that Southwest Virginia Savings Bank, FSB has consistently maintained. This merger will enable us to enhance our ability

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to serve our customers and increase our lending capabilities.  In addition,  our shareholders should benefit from the improved liquidity of FNB's stock. FNB has over 4.8 million common shares outstanding and well over 2,000 shareholders."

         The merger is subject to approval by the shareholders of SWVA and bank regulators and other standard conditions for transactions of this nature. The companies anticipate closing the transaction in the fourth quarter of 2000 or first quarter of 2001.

         RP Financial, LC is serving as financial advisor to SWVA and The Carson Medlin Company is advising FNB in this transaction.

For more information contact:

J. Daniel Hardy, Jr.                                 Don W. Shilling
President and CEO                                    President and CEO
FNB Corporation                                      SWVA Bancshares, Inc.
(540) 382-6041                                       (540) 983-1405

Safe Harbor

         This news release contains certain forward-looking statements about the proposed merger of FNB and SWVA. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates," and "estimates." These forward-looking statements involve certain risks and uncertainties. Certain factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (i) delays in completing the merger; (ii) difficulties in achieving cost savings from the merger or in achieving such savings within the expected time frame; (iii) difficulties in integrating SWVA and

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FNB;  (iv)  increased  competitive  pressures;  (v)  changes  in  interest  rate environment; (vi) changes in general economic conditions; (vii) legislative and regulatory changes that adversely effect the business in which SWVA and FNB are engaged, and changes in the securities markets.

Certain Information Concerning Participants

         SWVA and its directors and executive officers may be deemed to be participants in the solicitation of proxies of SWVA stockholders to approve the merger. SWVA's board of directors is composed of D.W. Shilling, James H. Brock, Glen C. Combs, Michael M. Kessler, F. Courtney Hoge and Barbara C. Weddle. Other participants in the solicitation may include B.L. Rakes (former President and Chief Financial Officer of Southwest Virginia Savings Bank, FSB and former President and Chief Executive Officer of the SWVA) Wayne F. Munden (Senior Vice President and Director of Lending) and Mary G. Staples (Treasurer/Controller). These directors and executive officers may be deemed to be beneficial owners of shares of SWVA Common Stock as of June 30, 2000 as follows:


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                     Name                      Total Shares
                     ----                      ------------
                     James H. Brock                9,144
                     Glen Combs                   15,112
                     Michael Kessler               9,966
                     B. L. Rakes                  42,118
                     Courtney Hoge                 8,612
                     Barbara C. Weddle            15,290
                     Mary Staples                  5,782
                     Wayne F. Munden               8,395
                     D. W. Shilling                4,515
                                                 -------
                              Total              118,934
                                                 =======


         As a result of the consummation of the merger, all stock options which are outstanding, whether or not exercisable, shall be converted into and become rights with respect to FNB Common Stock in accordance with the terms of the stock option plan under which it was issued. In addition, all awarded management stock bonus plan shares shall immediately vest, and all allocated shares under the SWVA Employee Stock Ownership Plan will receive full consideration.

         FNB will assume and extend the employment agreements with D.W. Shilling and Barbara C. Weddle.

         FNB and SWVA will be filing a joint proxy statement - prospectus concerning the merger with the Securities and Exchange Commission ("SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT - PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by FNB and SWVA will be

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available  free of charge  from the  Corporate  Secretary  of SWVA,  Barbara  C.
Weddle, at 302 Second Street,  S.W., Roanoke,  Virginia,  24011-1597,  telephone
(540) 343-0135 and from the Corporate Secretary of FNB, Peter A. Seitz, at 105 Arbor Drive, P.O. Box 600, Christiansburg, Virginia 24068, telephone (540) 382-6041. INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.



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